TERADYNE

Gregory Smith
Chief Executive Officer & President
Teradyne, Inc.



Fellow Shareholders,

Teradyne is committed to delivering value to shareholders, customers, and employees by profitably growing our Test businesses while investing to drive high long-term growth in our Robotics businesses. We execute this strategy through a focus on our core values – Customers Count on Us, Honesty and Integrity and A Company Without Doors – and a flexible operating model. Our operating model enables us to deliver strong profitability and positive cash flow through market cycles, and importantly, it insulates our R&D and customer support investments from short-term market changes.

In 2023 we experienced the second consecutive year of lower cyclical demand as the test industry continued to digest the pandemic-fueled capacity additions and the robotics industry experienced weak industrial demand. Company sales were $2.7 billion, down 15% compared to 2022, but our flexible operating model enabled us to deliver a 20% pre-tax operating margin and $2.93 in non-GAAP earnings per share.[1]

Semiconductor Test Equipment Long-Term Growth Trends



Source: SEMS data and internal estimates

Test revenues in 2023 declined 16% from 2022 as the industry digested 2020 and 2021's record shipments. This was most evident in the smartphone portion of the semiconductor test market, a traditional stronghold for Teradyne, which has declined approximately 40% in 2023 and over 50% from its 2021 level. Test demand for automotive and industrial-related chip test equipment, an area of strength for Teradyne, was steady while the industry experienced explosive growth of Graphics Processing Unit (GPU) based cloud AI chip test demand, a market where we have lower System-on-a-chip (SOC) share.

Our strategy is to target Vertically Integrated Producers (VIPs), large AI focused hyperscalers that have begun to develop in-house chips to support growing AI demand. We expect share growth as recent design wins in these VIPs ramp into volume production. In Memory Test, Teradyne has benefited from that AI driven chip demand where we are well positioned in the fast-growing High Bandwidth Memory (HBM) segment. We have continued to make progress in our Memory Test business since acquiring Nextest in 2008, growing market share from 4% in 2007 to 43% in 2023.

Revenue & Free Cash Flow Over 10 Years[2]



We operate our business with mid-term plans that balance long-term historical trends and anticipated future demand drivers. In any given year, results will land above or below trend, but that trend line has provided a reliable baseline for planning. As expected, 2023 was below trend line, but the underlying demand drivers across the markets we serve remain firmly in place. We are confident in our plans to deliver sustainable, profitable growth in the future.

Non-GAAP Operating Results[1]

	GAAP Revenue ($M)	Operating Income ($M)	Operating Margin	Net Income ($M)	Earnings per Share	Diluted Share Count	# of Employees
2023	2,676	547	20%	479	$2.93	164	6,500
2022	3,155	868	28%	713	$4.25	168	6,500
2021	3,703	1,232	33%	1,050	$5.98	176	5,900

Teradyne Memory Market Share Growth



Source: Teradyne Market Estimates

Cyclical end market weakness affected our Wireless and System Test businesses in 2023 as well with revenue declines in both segments for the year. However, within System Test, our Defense and Aerospace business grew in 2023 as past program design wins ramped into production.

Despite these cyclical headwinds, the resilient operating model of our Test businesses delivered strong profitability, while maintaining strategic investments in R&D to support future growth.

Robotics revenues contracted 7% in 2023. A significant factor in this result was softness in the European industrial markets, our largest region, combined with lower sales in China. Another factor was the realignment of our go-to-market strategy for UR and MiR. This realignment complements our existing channel with OEM solution providers and direct sales coverage of large accounts to deliver the highest value to their respective end customers. Building these channels has impacted short-term results in order to position us for higher long-term growth, and we made excellent progress in 2023. OEM sales grew nearly 10% in 2023 as we added more than 50 new OEM partners serving a wide range of markets including welding, palletizing and machine tending.

We also introduced products that expand our served market. Specifically, we ramped production of the new UR20 and UR30 cobots with higher payloads and performance, opening up entirely new markets and applications. These product introductions helped power solid Robotics revenue growth in the second half of the year with fourth quarter revenues growing 17% from the fourth quarter of 2022.

In 2023, we also significantly strengthened our Robotics Leadership Team, with industry veterans Ujjwal Kumar taking the reins of the Robotics Group and Jean Pierre Hathout becoming President of MiR. Going forward, we are increasingly confident in Teradyne's ability to profitably grow in the nascent advanced robotics market.

Looking ahead, I am excited for Teradyne's opportunities to grow and confident in our ability to deliver sustainable, long-term shareholder value.

Thank you for your continued support,

Gregory Smith
Chief Executive Officer & President
Teradyne, Inc.
March 2024

1 Non-GAAP financial measures. Please see the attached appendix for explanations of why we use these Non-GAAP measures and the reconciliation to the most comparable GAAP financial measures.
2 Teradyne calculates free cash flow as: GAAP Cash flow from operations, excluding discontinued operations, less property, plant and equipment additions.

TERADYNE

600 Riverpark Drive, North Reading, MA 01864
www.teradyne.com | 2024 Teradyne, Inc. All rights reserved.



Appendix A to Shareholder Letter – March 29, 2024
Reconciliation of GAAP Measures to Non-GAAP Measures

The non-GAAP performance measures discussed in this shareholder letter may not be comparable to similarly titled measures used by other companies. The presentation of non-GAAP measures is not meant to be considered in isolation, as a substitute for, or superior to, financial measures or information provided in accordance with GAAP. In addition to disclosing results that are determined in accordance with GAAP, Teradyne also discloses non-GAAP results of operations that exclude certain income items and charges. These results are provided as a complement to results provided in accordance with GAAP. Non-GAAP income from operations and non-GAAP net income exclude acquired intangible assets amortization, non-cash convertible debt interest, pension actuarial gains and losses, discrete income tax adjustments, fair value inventory step-up, and restructuring and other, and includes the related tax impact on non-GAAP adjustments. GAAP requires that these items be included in determining income from operations and net income. Non-GAAP income from operations, non-GAAP net income, non-GAAP income from operations as a percentage of revenue, non-GAAP net income as a percentage of revenue, and non-GAAP net income per share are non-GAAP performance measures presented to provide meaningful supplemental information regarding Teradyne's baseline performance before gains, losses or other charges that may not be indicative of Teradyne's current core business or future outlook. These non-GAAP performance measures are used to make operational decisions, to determine employee compensation, to forecast future operational results, and for comparison with Teradyne's business plan, historical operating results and the operating results of Teradyne's competitors. Non-GAAP gross margin excludes fair value inventory step-up. GAAP requires that this item be included in determining gross margin. Non-GAAP gross margin dollar amount and percentage are non-GAAP performance measures that management believes provide useful supplemental information for management and the investor. Management uses non-GAAP gross margin as a performance measure for Teradyne's current core business and future outlook and for comparison with Teradyne's business plan, historical gross margin results and the gross margin results of Teradyne's competitors. Non-GAAP diluted shares include the impact of Teradyne's call option on its shares. Management believes each of these non-GAAP performance measures provides useful supplemental information for investors, allowing greater transparency to the information used by management in its operational decision making and in the review of Teradyne's financial and operational performance, as well as facilitating meaningful comparisons of Teradyne's results in the current period compared with those in prior and future periods. A reconciliation of each available GAAP to non-GAAP financial measure discussed in this shareholder letter is contained in this Appendix A and on the Teradyne website at www.teradyne.com by clicking on "Investor Relations" and then selecting "Financials" and the "GAAP to Non-GAAP Reconciliation" link.



2023-2022
GAAP to Non-GAAP Earnings Reconciliation
(In millions, except per share amounts)

				Twelve Months Ended				
	Dec. 31, 2023	**% of Net Revenues**				**Dec. 31, 2022**	**% of Net Revenues**	
Net Revenues	$ 2,676.3					$ 3,155.0		
Gross profit GAAP and non-GAAP	1,536.7	57.4%				1,867.2	59.2%	
Income from operations – GAAP	50.1	18.7%				831.9	26.4%	
Restructuring and other (1)	21.3	0.8%				17.2	0.5%	
Acquired intangible assets amortization	19.0	0.7%				19.3	0.6%	
Equity modification charge (2)	5.9	0.2%				—	—	
Income from operations – non-GAAP	**$ 547.3**	**20.4%**				**$ 868.4**	**27.5%**	

	Dec. 31, 2023	**% of Net Revenues**	Net Income per Common Share		**Dec. 31, 2022**	**% of Net Revenues**	Net Income per Common Share	
			Basic	**Diluted**			**Basic**	**Diluted**
Net income – GAAP	$ 448.8	16.8%	$ 2.91	$ 2.73	$ 715.5	22.7%	$ 4.52	4.22
Restructuring and other (1)	21.3	0.8%	0.14	0.13	17.2	0.5%	0.11	0.10
Acquired intangible assets amortization	19.0	0.7%	0.12	0.12	19.3	0.6%	0.12	0.11
Equity modification charge (2)	5.9	0.2%	0.04	0.04	—	—	—	—
Pension mark-to-market adjustment (3)	2.7	0.1%	0.02	0.02	(25.6)	-0.8%	(0.16)	(0.15)
Gain on foreign exchange option	(7.5)	-0.3%	(0.05)	(0.05)	—	—	—	—
Exclude discrete tax adjustments	(3.4)	-0.1%	(0.02)	(0.02)	(12.1)	-0.4%	(0.08)	(0.07)
Non-GAAP tax adjustments	(7.7)	-0.3%	(0.05)	(0.05)	(1.4)	0.0%	(0.01)	(0.01)
Convertible share adjustment (4)	—	—	—	0.01	—	—	—	0.05
Net income – non-GAAP	**$ 479.1**	**17.9%**	**$ 3.10**	**$ 2.93**	**$ 712.9**	**22.6%**	**$ 4.50**	**$ 4.25**

GAAP & non-GAAP weighted avg. common shares (basic)	154.3					158.4		
GAAP weighted average common shares (diluted)	164.3					169.7		
Exclude dilutive shares from convertible note	(0.6)					(1.8)		
Non-GAAP weighted average common shares (diluted)	**$ 163.7**					**$ 167.9**		

1 Restructuring and other consists of:

		Twelve Months Ended	
	Dec. 31, 2023		**Dec. 31, 2022**
Employee severance	$ 14.8		$ 2.9
Acquisition and divestiture related expenses	3.1		—
Contract termination	1.5		—
Litigation settlement	—		14.7
Gain on sale of asset	—		(3.4)
Other	1.9		3.0
	$ 21.3		$ 17.2

2 For the twelve months ended December 31, 2023, selling and administrative expenses include an equity charge of $5.9 million for the modification of Teradyne's retired CEO's outstanding equity awards in connection with his February 1, 2023 retirement.

3 For the twelve months ended December 31, 2023 adjustment to exclude actuarial (gain) loss recognized under GAAP in accordance with Teradyne's mark-to-market pension accounting.

4 For the twelve months ended December 31, 2023 and December 31, 2022, the non-GAAP diluted EPS calculation adds back $0.2 million and $1.0 million, respectively, of convertible debt interest expense to non-GAAP net income.
For the twelve months ended December 31, 2023 and December 31, 2022, non-GAAP weighted average diluted common shares include 8.9 million and 8.8 million shares, respectively, related to the convertible debt hedge transaction.

GAAP to Non-GAAP Reconciliation
Free Cash Flow

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
GAAP Cash Flow from Operations, Excl Disc Ops	$ 492	$ 423	$ 455	$ 626	$ 477	$ 579	$ 869	$ 1,098	$ 578	$ 585
Less Property, Plant, and Equipment Additions net of Gov't Subsidy	$ (169)	$ (90)	$ (85)	$ (105)	$ (107)	$ (135)	$ (185)	$ (132)	$ (163)	$ (160)
Non-GAAP Operating Cash Flow ("Free Cash Flow")	$ 323	$ 333	$ 370	$ 521	$ 370	$ 444	$ 684	$ 966	$ 415	$ 425



TERADYNE

2022-2021
GAAP to Non-GAAP Earnings Reconciliation
(In millions, except per share amounts)

	Twelve Months Ended			
	Dec. 31, 2022	% of Net Revenues	Dec. 31, 2021	% of Net Revenues
Net Revenues	$ 3,155.0		$ 3,702.9	
Gross profit GAAP and non-GAAP	1,867.2	59.2%	2,206.7	59.6%
Income from operations – GAAP	831.9	26.4%	1,200.7	32.4%
Restructuring and other (1)	17.2	0.5%	9.3	0.3%
Acquired intangible assets amortization	19.3	0.6%	21.5	0.6%
Income from operations – non-GAAP	**$ 868.4**	**27.5%**	**$ 1,231.5**	**33.3%**

			Net Income per Common Share				Net Income per Common Share	
	Dec. 31, 2022	% of Net Revenues	Basic	Diluted	Dec. 31, 2021	% of Net Revenues	Basic	Diluted
Net income – GAAP	$ 715.5	22.7%	$ 4.52	$ 4.22	$ 1,014.6	27.4%	$ 6.15	5.53
Restructuring and other (1)	17.2	0.5%	0.11	0.10	9.3	0.3%	0.06	0.05
Acquired intangible assets amortization	19.3	0.6%	0.12	0.11	21.5	0.6%	0.13	0.12
Loss on convertible debt conversions (2)	—	—	—	—	28.8	0.8	0.17	0.16
Interest and other (2)	—	—	—	—	10.3	0.3%	0.06	0.06
Pension mark-to-market adjustment (2)	(25.6)	-0.8%	(0.16)	(0.15)	(2.2)	-0.1%	(0.01)	(0.01)
Exclude discrete tax adjustments	(12.1)	-0.4%	(0.08)	(0.07)	(28.6)	-0.8%	(0.17)	(0.16)
Non-GAAP tax adjustments	(1.4)	-0.0%	(0.01)	(0.01)	(3.4)	-0.1%	(0.02)	(0.02)
Convertible share adjustment (3)	—	—	—	0.05	—	—	—	0.24
Net income – non-GAAP	**$ 712.9**	**22.6%**	**$ 4.50**	**$ 4.25**	**$ 1,050.3**	**28.4%**	**$ 6.37**	**$ 5.98**

GAAP & non-GAAP weighted avg. common shares (basic)	158.4	165.0
GAAP weighted average common shares (diluted)	169.7	183.6
Exclude dilutive shares from convertible note	(1.8)	(7.4)
Non-GAAP weighted average common shares (diluted)	**$ 167.9**	**$ 176.2**

	Twelve Months Ended	
	Dec. 31, 2022	Dec. 31, 2021
Industrial Automation revenues	$	$
As reported	403.1	375.9
Currency exchange rate fluctuations	18.5	(8.4)
Constant currency total revenues (4)	**$ 421.6**	**$ 367.5**

1 Restructuring and other consists of:

	Twelve Months Ended	
	Dec. 31, 2023	Dec. 31, 2022
Litigation settlement	$ 14.7	$ 12.0
Employee severance	2.9	1.5
Gain on sale of asset	(3.4)	—
Contingent consideration fair value adjustment	—	(7.2)
Other	3.0	3.0
	$ 17.2	**$ 9.3**

2 For the twelve months ended December 31, 2021, adjustment to exclude loss on convertible debt conversions. For the twelve months ended December 31, 2021, Interest and other included non-cash convertible debt interest expense.
For the twelve months ended December 31, 2022 and December 31, 2021, adjustment to exclude actuarial gain recognized under GAAP in accordance with Teradyne's mark-to-market pension accounting.

3 For the twelve months ended December 31, 2022 and December 31, 2021, the non-GAAP diluted EPS calculation adds back $1.0 million and $3.7 million, respectively, of convertible debt interest expense to non-GAAP net income.
For the twelve months ended December 31, 2022 and December 31, 2022, non-GAAP weighted average diluted common shares include 8.8 million and 10.0 million shares, respectively, related to the convertible debt hedge transaction.

4 Currency exchange rates are used to convert the operating results for countries where the functional currency is not the U.S. dollar into U.S. dollars.
We calculate the effect of changes in currency exchange rates as the difference between period activity translated using the period's currency exchange rates and the rates as of December 31, 2021.